VERASTEM, INC.

117 Kendrick Street, Suite 500

Needham, Massachusetts 02494

(781) 292-4200

August 13, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE:	Verastem, Inc.
Registration Statement on Form S-3 (File No. 333-289399)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Verastem, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective date of its Registration Statement on Form S-3 (File No. 333-289399) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that it will be declared effective at 4:00 p.m. EST on August 15, 2025, or as soon as possible thereafter. The Company hereby authorizes Thomas Danielski of Ropes & Gray LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would inform Thomas Danielski of Ropes & Gray LLP at Thomas.Danielski@ropesgray.com or (617) 235-4961.

Very truly yours,

VERASTEM, INC.

By:	/s/ Daniel Paterson
Daniel Paterson
President and Chief Executive Officer